A-POWER ENERGY GENERATION SYSTEMS, LTD.

No. 44 Jingxing North Street
Tiexi District, Shenyang, Liaoning, China 110021

December 29, 2010

VIA ELECTRONIC FILING

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546

Att:	Mr. John Cash
Branch Chief

Re:	A-Power Energy Generation Systems, Limited File No. 001-33820 Form 20-F: For the Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

We have received your comment letter dated December 17, 2010 regarding the above-referenced report filed by A-Power Energy Generation Systems, Limited  (“A-Power” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 20-F”).  The Company appreciates the Staff’s input and has set forth below a response to each of the Staff’s comments contained therein.  To facilitate the Staff’s review of our responses, we have reproduced each comment verbatim in italics followed by our responses.

Form 20-F For the Year Ended December 31, 2009

Comment 1:

Item 4 – Information on the Company – page 28

We note your disclosure on page 28 regarding certain disputes with Fuhrländer concerning payment and performance under the license agreement.  With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding the current status of these disputes and if and how the outcome may impact your operations.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Response 1:

All of the disputes between the Company and Fuhrländer concerning payment and performance under the license agreement that were disclosed in the Form 20-F have been resolved and all references to these disputes will be eliminated from future disclosures.  Because these disputes have been resolved they will not impact our operations or results.  Thus, we propose to prospectively include the following disclosure under Item 4 – Information on the Company - Our Wind Energy Business Operations - Easy Flow in our Form 20-F for the Year Ending December 31, 2010:

“In May 2007, the Company entered into an agreement (the “2007 Agreement”) with Fuhrländer AG to acquire a license to manufacture and sell Fuhrländer’s 2.7 MW series wind turbines for a total payment to Fuhrländer of €8.0 million.  As of December 31, 2009, a total of €6.0 million had been paid under the 2007 Agreement by the Company and the payments under the 2007 Agreement had been classified as an intangible asset.

On July 9, 2010, the Company entered into a new agreement (the “2010 Agreement”) with Fuhrländer to replace and supersede the 2007 Agreement.  The 2010 Agreement restates the original agreement to reaffirm the effectiveness of the license and expands the scope of the license and the distribution territory.  In return for the additional license granted, the Company paid a transfer fee of €2.0 million, which equals the remaining balance under the 2007 Agreement in connection with entering into the 2010 Agreement and, in addition, agreed to pay a total royalty payment of €2.0 million over the four years starting from 2010.”

Comment 2:
Critical Accounting Policies, page 59
Revenue Recognition, page 59

With a view toward future disclosure, please provide us with a specific and comprehensive discussion regarding how you have applied the guidance on revenue recognition for multiple element arrangements to your specific circumstances.  In this regard, we note your disclosure on page 47 that your wind turbine arrangements include three units of accounting.  Please ensure that your response addresses how you determined it was appropriate to separate the manufacture of your wind turbines from installation, how you receive notice of customer acceptance for your manufacture and installation elements and the terms and conditions of your quality assurance provisions and warranty, including whether a right of return exists.  Please also discuss how you have established fair value for each of your elements.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Response 2:

Below we have set forth a specific and comprehensive discussion regarding how we have applied the relevant guidance on revenue recognition, including a discussion of the specific issues raised in the Staff’s comment.

Determining units of accounting

Initially, we note that in the Company’s Form 20-F for the year ended December 31, 2009, we stated that the manufacture of wind turbines consists of three stages: (a) manufacture; (b) installation; and (c) quality assurance and warranty. However we determined that there are two units of accounting under this multi-deliverable arrangement: (a) the manufacturing/assembly of the wind turbines and (b) their subsequent installation.  We will clarify the disclosure by providing greater specificity in future filings to avoid any confusion.

In 2009, two of the Company’s operating subsidiaries, Liaoning GaoKe Energy Group Company Limited (“Gaoke Energy”) and Shenyang Lucky Wind Power Equipments Co., Ltd. (“Ruixiang”), entered into multiple–element revenue arrangements relating to wind turbines with customers. In each case, two separate contracts were negotiated for wind turbines: (a) Manufacturing contract with Ruixiang, and (b) Installation contract with Gaoke Energy.

In accordance with ASU 2009-13, a multiple-element arrangement should be separated into more than one unit of accounting if all of the following criteria are met:

1.
The delivered item or items have value to the customer on a standalone basis.  The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  A deliverable that does not have value to the customer on a standalone basis should not be treated as a separate unit of accounting but would be included in the unit of accounting with which it is considered to be associated.

2.
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

As to the first criterion, we determined there is standalone value for the manufactured wind turbines as they are available from many suppliers. This is demonstrated by the fact that Gaoke Energy has performed installation of similar wind turbines manufactured by other producers.

The second criterion is not relevant to the determination inasmuch as the Company’s wind turbine contracts described above do not provide a general right of return or refund relative to the delivered wind turbines.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Accordingly,  under the guidance of ASU 2009-13, the Company has concluded that there are two separate units of accounting:

•      Manufacturing/assembly of wind turbines, and
•      Installation of wind turbines.

Fair value allocation

We allocated the total contract consideration to the two units of accounting based on our estimate of their relative selling prices.  We understand that those selling prices should be based on vendor-specific objective evidence (“VSOE”) of selling price, if it exists.  Otherwise, third-party evidence of selling price should be used.  If neither exists for a deliverable, then we should use our best estimate of the selling price for that deliverable.  That estimate should be based on the price we would expect to charge if we sell the deliverable regularly on a standalone basis.

For the manufacturing unit of accounting, we are using our best estimate to value the selling price based on the costs built-up during the manufacturing process plus a margin of approximately 25%-30%.  For the installation unit of accounting, since Gaoke Energy has many years of experience in providing engineering, procurement and construction services, or EPC, to customers, including (since 2009) construction of wind turbine farms and installation of the related wind turbines and has implemented its business model in a stable and regular manner, we are able to reliably estimate the value to be allocated to the installation unit of accounting by applying our standard margin of 15% on the aggregate subcontracting costs.

Customer Acceptance

For the manufacturing unit of wind turbines, the customer’s acceptance occurs after the customer performs an inspection of the wind turbines at Ruixiang. The customer is required to sign off on acceptance certificates. In accordance with the manufacturing contract, once the customer signs off on the acceptance certificates, title to the wind turbines, including all risks of ownership, passes to the customer.

For the installation unit of wind turbines, the customer’s acceptance occurs after the installation and related construction work have been completed, including the customer’s inspection and sign off on the project settlement certificate.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Quality assurance and warranty

Wind turbine manufacturing contract

The quality assurance period expires upon the earlier to occur of (a) one (1) year after commencement of operation of the wind turbine; or (b) eighteen (18) months after the wind turbines leave the factory.  Under the contract with Ruixiang, the manufacturer, the customer retains 10% of the contract price as a quality assurance deposit. The provisions include representations by Ruixiang that the equipment is brand new, the major components are made originally in Germany, the technology is mature and advanced, and the equipment is reliable, economical to operate, and easy to maintain.  In addition, the technical documents and graphs are clear, integrated, and accurate; all the documents should meet the needs of installation, trial, operation and maintenance.  If Ruixiang breaches the contract, the total compensation payable to the customer is limited to 10% of the total contract price. Due to the contingent nature of this revenue, we defer revenue recognition with respect to the 10% retention until expiration of the quality assurance period.

Ruixiang is also responsible for long-distance telephone consulting, on-site technical support, and periodic follow up and instruction during the quality assurance period. The costs associated with the provision of warranty and quality assurance consist of:

1)	Parts/units that require replacement; and
2)	Time costs of engineers and their travel and other incidental expenses.

For item 1), since we have the right to claim for the replacement of parts/units from the ultimate supplier (Fuhrländer in this case) for a period of 24 months after purchase and we provide warranty and quality assurance to our customers for only 18 months, we consider the risk of incurring additional cost to be limited.

For Item 2), we estimate that the associated costs and expenses would not exceed 1% of the total contract price. For the year ended December 31, 2009, we accrued approximately $380,000 for the warranty costs, which was included in cost of sales.

Wind turbine installation agreement

Installation contracts provide for a 5% holdback for quality assurance which is retained by the customer as security for performance of any additional work that may be required during the warranty period following the completion of installation.  The quality assurance period is for one year beginning on the date of the customer’s initial acceptance of the completed project.  After completion of the quality assurance period, the customer pays the retained amount, less any costs incurred.  As of December 31, 2009, installation had not yet commenced for the turbines we sold in 2009.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Revenue Recognition

Once revenues have been allocated to the separate units of accounting at the inception of the arrangement, we considered the standard revenue recognition criteria to determine whether revenue should be recognized.

As of December 31, 2009, all wind turbine revenue was allocated to the manufacture/assembly of wind turbines. We have assessed the criteria for recognizing revenue on delivered items as follows:

•	Persuasive evidence of an arrangement exists – contracts for the purchase and sale of wind turbines are signed.
•	The arrangement fee is fixed or determinable – the purchase price is specified in contracts.
•
Delivery or performance has occurred – under the manufacturing contracts, the completion of the sale is evidenced by customers’ acceptance after their inspection at Ruixiang.  We obtained the customer’s sign-off certificates and hence the risks and rewards of ownership have been passed to the customers.

•	Collectability is reasonably assured – consideration was received in full for the wind turbine sales (excluding the 10% holdback).

Based on the above analysis, we recognized total revenue from our wind turbine operations of US$32.7 million in the fiscal year ended December 31, 2009.

Comment 3:

Tabular Disclosure of Contractual Obligations, page 63

With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the terms and conditions of your obligations from sub contracts.  In this regard, please clarify if payment is required regardless of the status or volume of your distributed power contracts.  Please quantify any payments that have been made related to these obligations for which the subcontractors are not providing a revenue generating service.

Response 3:

Below we have set forth a specific and comprehensive discussion of the terms and conditions of our obligations from subcontracts.

Revenue on distributed power generation systems is recognized using the percentage of completion method of accounting, provided that sufficient progress has been made on the contracts such that costs to complete the contracts can be reasonably estimated.  The percentage of completion is measured by relating the percentage of costs incurred as of a particular date to the estimated total direct costs. Direct costs include, among other things, direct labor, equipment rent, subcontracting, direct materials and direct overhead incurred only after the receipt of a contract.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

As contractor, the Company’s primary obligations during the project construction are as follows:

1.	To take measures to ensure that the construction site is fit for project construction;
2.	To process all the certificates and approval documents required for project construction;
3.	To check (on a monthly basis) the construction progress reports generated by the subcontractors and verify the progress reports;
4.	To pay the charges of subcontractors based upon construction progress reports and payment terms of the relevant agreements; and
5.	To process acceptance procedures upon the completion of the project.

In general, the payment terms for our subcontractors are as follows:

We are obligated to pay an advance of approximately 10%-15% of the total subcontract price when the subcontract becomes effective; thereafter, we pay the monthly charges received from subcontractors based upon monthly construction progress reports until we have paid 90% of the total agreed subcontract price. The remaining 10% of the subcontracting price is paid by us after the relevant quality warranty period has expired.

Whether a subcontract is paid depends upon the progress achieved by the relevant subcontractor.  If the construction process is delayed, payments to subcontractors are also delayed.  Under our subcontracting arrangements, we have no obligation to make payments when there are project delays.

The progress on a construction project is an important factor in determining when to recognize revenue under the percentage of completion method of accounting and it is also a way to measure the status or volume of distributed power contracts. Therefore, payment to subcontractors is correlated to the status and volume of our distributed power contracts.

We also confirm that we have not made payments on subcontracting obligations for which the subcontractors are not providing a revenue generating services.

Comment 4:

Item 15. Controls and Procedures, Page 87

We note that you have concluded that your internal controls over financial reporting were not effective as of December 31, 2009 and that you had material weaknesses.  Please clarify whether your material weaknesses also include a lack of personnel with expertise in preparing financial statements in accordance with US GAAP.  If you believe this is the case, your disclosure should clearly state this in future filings.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Response 4:

We concluded that our internal controls over financial reporting were not effective as of December 31, 2009, and we had material weaknesses. However, our material weaknesses did not include a lack of personnel with expertise in preparing financial statements in accordance with U.S. GAAP.  In preparing our financial statements for 2009, we had  two employees with expertise in preparing financial statements in accordance with U.S. GAAP and we retained the services of an independent accounting firm with such experience.

Prior to joining us, Mr. Peter Mak, our Chief Financial Officer, was the Chief Financial Officer of New Dragon Asia Corp., a NYSE-Amex listed company from August 2004 to February 2009. He also spent 17 years at Arthur Andersen Worldwide where he was a partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm.  Mr. Mak has years of experience in preparing U.S. GAAP financial statements.

Rocky Li has served as our accounting manager since 2008.  Prior to joining us, Mr. Li  worked as an accounting manager for Beijing Enorbus Technologies Company Ltd., a wholly owned subsidiary of the Walt Disney Company (NYSE:DIS) and as an accountant for American Pulse (Dongduan) Component Company Ltd. (NYSE:PULS).  In these positions Mr. Li prepared U.S. GAAP financial statements.

We also employed an independent accounting firm, Kingery & Crouse CPAs, as consultants to assist us with our analysis of revenue recognition procedures in our wind segment for the 2009 financial statements.

During 2010 we have retained two additional employees with expertise in preparing financial statements under U.S. GAAP.  Mr. Michael Zhang, who we retained in January 2010 as a Vice President, worked as an executive director for Ernst & Young and as a director for Deloitte prior to joining us.  Mr. Zhang has assisted a number of U.S. listed companies with preparation of their U.S. GAAP financial statements.  We also retained Ms. Zhang Bin as our internal control manager in April 2010.  Prior to joining us, Ms. Zhang Bin worked as a senior associate at Ernst & Young  for five years and, prior to that, as an accountant for 4 years at Sybase China where she prepared U.S. GAAP financial statements.

In addition to the personnel we retained in 2010, we intend to hire additional accounting  personnel with U.S. GAAP experience as the size and scope of our operations continues to grow.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Comment 5:

Consolidated Statement of Cash Flows, page F-7

With a view toward future disclosure, please clarify how you determined it was appropriate to classify changes in your restricted bank balances as investing activities.  Reference ASC 230.

Response 5:

As of December 31, 2009, the majority of the restricted cash balance represents fixed deposits in Chinese Yuan (“RMB”) pledged as security to local bank lenders, to secure Euro denominated loans, the proceeds of which were used to purchase foreign currency forward contracts between the Company and the local bank as a hedge against Euro-denominated obligations.  Pursuant to the agreements, the fixed deposits bear interest at fixed rates and the interest income derived therefrom is used to net-off the interest expense incurred on the Euro loans.

We determined that the restricted cash had no financing or operating elements at inception, but constitutes investments of collateral required by the bank under the foreign currency forward contracts. The purpose of entering into foreign currency forward contracts is to limit our exposure to the movement in foreign currency exchange rates, between RMB and Euro. (Refer to financial statement notes 4, 13 and 25)

ASC 230-10-45-13(a) states that:

“Disbursements for loans made by the entity and payments to acquire debt instruments of other entities (other than cash equivalents and certain debt instruments that are acquired specifically for resale as discussed in paragraph 230-10-45-21), are cash outflows for investing activities.”

Based on the rationale discussed above, we determined that it was appropriate to classify the changes in restricted bank balances as investing activities.

Comment 6:

Note 29 Subsequent Events, page F-42

With a view towards future disclosure, please provide us with a specific and comprehensive discussion of your accounting for the securities purchase agreement you entered into in January 2010. In this regard, please clarify what consideration you have given to whether your warrants represent a derivative liability. Reference ASC 480.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

Response 6:

Please be advised that we have described the above transaction in our internally prepared consolidated financial statements for the nine month period ended September 30, 2010 as follows (000s omitted except for share and per share amounts):

On June 19, 2009, the Company issued 1,504,184 five-year Warrants (“2009 Warrants”) in connection with its issuance of $40,000 Senior Convertible notes. The initial strike price of the 2009 Warrants is $10.637 per common share, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection.  As of September 30, 2010, all issued 2009 Warrants were outstanding and the fair value totaled $6,536.

The fair value of the 2009 Warrants on inception were determined to be $6,154, using the Cox-Rubinstein-Ross Binomial Lattice Model (“Binomial Model”) with the following assumptions: expected life 5 years, expected volatility – 59%, risk free interest rate – 2.88% and dividend rate – 0%.

On January 21, 2010, the Company entered into a securities purchase agreement with certain institutional investors pursuant to which the Company sold such investors 5,777,932 of the Company’s common shares, par value $0.0001 per share, at a price of $14.37 per share.  In addition, the Company issued 2,099,822 Series A Warrants and 789,144 Series B Warrants (“2010 Warrants”) to purchase an additional 2,888,966 shares in connection with its sale of common shares.  The gross proceeds of the offering (which closed on January 21, 2010) were approximately $83,000.  The net proceeds, after payments of selling commissions and other fees, were approximately $78,000.

The Series A Warrants are exercisable for an initial price of $16.90 per share and the Series B Warrants at an initial price of $16.91 per share.  All of the 2010 Warrants will be initially exercisable six months after January 21, 2010 and will remain exercisable for a five-year period thereafter.  The 2010 Warrants are subject to adjustments resulting from share splits, reverse splits and similar events affecting all of the holders of the common shares, and to additional adjustment if the Company issues certain dilutive securities.  As of September 30, 2010, all issued 2010 Warrants were outstanding and the fair value totaled $11,741.

The fair value of the 2010 Warrants on inception were determined to be $17,809, and $6,692, for Series A Warrants and Series B Warrants, respectively, using the Binomial Model with the following assumptions: expected life – 5.5 years, expected volatility – 80%, risk free interest rate – 2.56% and dividend rate – 0%.

As of September 30, 2010 and December 31, 2009, warrant liabilities totaled $18,277 and $17,750, respectively.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

For the nine month periods ended September 30, 2010 and 2009, $23,974 and $(2,334) were recorded as change in fair value of warrants, respectively.

The Company's earnings release filed with a Form 6-K filed on December 1, 2010 reflects the accounting treatment described above.  There will be similar disclosures, as above, in the Company’s 20-F for the year ended December 31, 2010.

In accordance with ASC 480-10-25-14 and ASC 815-10-15-83, we have determined the issued warrants represent a derivative liability based on following analysis:

(i)
A financial instrument that embodies an unconditional obligation or a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability. – In this case, the Company has the conditional obligation to issue a variable number of common shares to settle the warrants.

(ii)
It has a) one or more underlyings and b) one or more notional amounts. An underlying is a specified interest rate, security price, foreign exchange rate, etc. and a notional amount is a number of currency units, shares, etc, specified in the contract. - In this case, the underlying is the exercise price and the notional amount is the number of common shares to be issued upon exercise of the warrants.

(iii)
No initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected in similar cases.  - In this case, there is no initial net investment for warrants holders because the gross proceeds received from investors were lower than the market value of the common shares issued to investors on the issuance date.

(iv)	Its terms require or permit net settlement; it can readily be settled net by a means outside the contract. To satisfy this element, the contract has to meet one or the following criteria:

-	Neither party is required to deliver an underlying asset.
-	One of the parties is required to deliver an asset but there is a market mechanism that facilitates net settlement.
-
One of the parties is required to deliver an asset, but the asset is readily convertible to cash. - In this case, the Company will deliver its common shares which can be readily converted to cash as a public market exists for the shares.

In addition, we also reached the conclusion that the above warrants were not a derivative instrument exempted in accordance with ASC 815-10-15-74 based on the following provisions in the form of the Series A / B Warrant filed as Exhibit 99.2 to our Form 6-K filing made on January 21, 2010.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

(i)	Series A and B Warrants have full ratchet anti-dilution protection (although such ratchets expire in the future). See form of warrant, paragraph 2(a).
(ii)
The 2010 Warrants also permit the holders to request that the Company re-purchase the warrants based on a Black-Scholes value in the event of a “Fundamental Transaction”, as defined in the warrants. See form of warrant, paragraph 4(c).

(iii)
For the Series A Warrants, paragraph 1(f)(ii) requires that the Company net-settle the warrants for cash in the event that the exercise price has been adjusted in accordance with paragraph 2(a). However, at the time the warrants were issued, the Company was unable to issue the required number of shares as a result of restrictions on the number of shares that may be issued without prior shareholder approval under the rules of the Nasdaq Stock Exchange, on which the shares are listed.

As a result, we have determined that the warrants should be accounted for as derivative liability instrument, at fair value, and marked-to-market each period.

Comment 7:

Note 29, Subsequent Events, page F-42

We note your disclosure in your 6-K filed on December 1, 2010 regarding the uncertainties regarding the future of Spinning Star.  With a view towards future disclosure, please clarify whether you have any future obligations to fund the arrangement and if and how you have considered any asset impairment issues.

Response 7:

A-Power does not have any future obligations to fund Spinning Star LLC.  A-Power has a 19.5% ownership interest in Shenyang Power Group (“SPG”), an entity that is a member of Spinning Star LLC.  To A-Power’s knowledge, SPG does not have any future obligation to provide funds to Spinning Star LLC.

A-Power has not undertaken an asset impairment analysis in relation to its investment in SPG (through which A-Power made its investment in Spinning Star LLC) but will consider, in the context of preparing its financial statements for the year ended December 31, 2010, whether there are any asset impairment issues that need to be reflected in the Company’s financial statements and related reporting in connection with SPG and Spinning Star.

*****

As requested by your letter, A-Power acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 29, 2010

If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call our counsel Thomas J. Rice at 212-626-4412.

Very truly yours,

A-POWER ENERGY GENERATION SYSTEMS, LIMITED

	By:	/s/ John S. Lin
John S. Lin
Chief Operating Officer

CC:	Thomas J. Rice, Esq.
Baker & McKenzie, LLP

Jack Cooper, CA
MSCM LLP